Filed by Towers, Perrin, Forster & Crosby, Inc.,
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies:
Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)
Towers, Perrin, Forster & Crosby, Inc. (Commission File No. )
Jupiter Saturn Holding Company (Commission File No. )
Transcript of Interview of Mark Mactus and John Haley on Fox Business News, June 30, 2009.
Connell McShane, Co-Anchor:
And, we also have a three-and-a-half-billion-dollar merger that’s been announced today in the consulting, uh, industry, a company with fourteen thousand employees—pretty big deal here. And we’re gonna talk to the CEO of Watson Wyatt and the CEO of Towers Perrin about their deal next, and it’s coming up live here on FOX Business Morning, so you don’t wanna miss that.
[Commercial break]
McShane:
All right, we’re back. In our “C-Suite Sit-Down” this morning, uh—we talked about this earlier—a deal in the consulting industry; the companies Towers Perrin Foster and Crosby, and Watson Wyatt Worldwide, announcing a, a merger, uh, to form a new company. It’s an all-stock deal. It values, uh, the companies at three-and-a-half billion dollars, and it will create a, a consulting company that has fourteen thousand employees across, uh, two dozen countries. So, this is a pretty big deal, expected to close shortly after a shareholder vote in, uh, 2009’s fourth quarter. John Haley, the CEO of Watson Wyatt, and he will retain his role at Towers Watson as the CEO of the combined company, and Mark Mactas, the, uh, Tower Perrin, uh, Towers Perrin CEO, will serve as the president. They’re both with us today.
Uh, thanks for coming in. Y’know, it’s interesting, because we do these stories about mergers and acquisitions all the time. Rarely is it really a merger of equals, but this one looks like it is. Is that, is that true?

John Haley, Chief Executive Officer, Watson Wyatt:
That’s, that’s our perception. It’s the spirit in which we’ve approached everything. We, we’ve started off by saying we have, uh, uh, shared values...
McShane:
Right.
Haley:
...and we have a shared sense of strategic alignment, and we’re rough, are two firms that are roughly the same size. So, what we wanted to do was to bring together the best of each.
McShane:
All right. So, but, if you are merging the two, equally merging the two, does it speak at all to the troubles in the consulting industry, to some extent, with, y’know, the, the recession, obviously, hitting both business, and the need to cut costs more?
Mark Mactas, President, Chairman, and Chief Executive Officer, Towers Perrin:
It’s really not a function of the current economic times. This is a strategic deal, as, as John indicated. We fit together like, like hand in glove. We are very complementary businesses. We’ll build on each other’s strengths and move forward in a way that neither firm could have independently, each being strong firms in, in our own right...
McShane:
Right.
Mactas:
...but, together, really, stronger than the sum o’ the parts.
McShane:
Towers Perrin, a privately held, uh, company, and, uh, y’know, getting together with your company, which is already publicly traded, so, now the new company will be publicly traded—we’ve seen, so, we obviously have more information, looking at, um, a, a company that has already missed the mark last quarter on, on earnings expectations.

And, y’know, Mark’s talking about the idea that, y’know, you bring these two companies together. How does that help, in the short term?
Haley:
What we’ll do is we’ll create a wider scale of services that we can offer to our clients. We’ll have a deeper, um, pool of talent for our clients. We’ll be able to offer great job opportunities to our associates.
McShane:
You’ll cut costs, too, right, to some extent?
Haley:
Uh, we will cut, we will cut some costs. We’ll become more efficient. But, the cost-cutting, while we think it’s an important part of what we’re doing, it’s not the main reason we’re doing this. We’re, we’re doing this to get together at the top level and to grow the, the top line.
McShane:
But how many job cuts? You have fourteen thousand employees—was that a correct number, about?
Haley:
Uh, we have about fourteen thousand employees. Even with all of the IT restructuring, uh, that we can do to save, uh, costs and everything, we still think the cost savings will be about two-point-three percent of revenues. So, it’s a, it’s a [inaudible].
McShane:
What would the head count look like, about?
Haley:
We, we don’t, we don’t have a number on that.
McShane:

You don’t know yet. All right. Uh, from, from your point of view, Mark, in entering a deal like this, talk to us a little bit about the environment. I brought this up earlier—with the recession, every CEO seems to come in and say, “Wow, these are tough times.” How had things been going beforehand, and what did you see that you said, “All right, we gotta, we gotta get together with somebody”? Or was it not as simple as that?
Mactas:
Uh, we, we didn’t view this as “we have to get together with somebody”; as, as John and I talked, it became increasingly apparent just how well these two firms complemented each other.
McShane:
When did those discussions begin?
Mactas:
Uh, we’ve known each other a long time, and we’ve had discussions on and off, but they really got traction, uh, in terms of, of a formal combination, very recently. And, when we, we talk about our shared, shared values and the strategic merits of coming together, uh, y’know, where we’re relatively strong, we complement what, what Watson Wyatt has. Where they’re relatively, y’know, where, where we’re weak, uh, they complement us. So, this—it happens to be during a period when the economy’s not strong...
McShane:
Sure.
Mactas:
...but I think that’s more coincidental than, um, cause and effect.
McShane:
All right. Last couple o’ minutes we have, let’s get each, each of you to give us an outlook on the future, ‘cause, as you said, Mark, it come at a time when the economy’s not strong, not just for you, but for everybody, of course. And, do things get better, and, if so, when? Because the idea is, for consulting companies, hey, that’s one o’ the things companies are gonna cut back on, right?

Haley:
I, well, I’d say the answer to the first question is easy. Yes, things do get better.
McShane:
Right.
Haley:
When is a little bit harder, but we are in a business where we’re helping employers with their people, and I think human capital has never been more important now, uh, than it has been in history, and I think it’s gonna get more important in the future. We work in the insurance consulting industry. We, uh, do, um, we do, uh, benefits and retirement work. All of those are businesses that we think are around for the long run.
Mactas:
And, just to add, we’re, we’re fortunate that a lot of our businesses are ongoing annuity based, and not really subject to fluctuations based on the economy. So, we’ve got a very strong, stable base to work off of.
McShane:
What, what would, when would you expect some sort of an economic turnaround? Some people say we’ve already seen the turn; in other words, we’ve seen the worst. Is that a fair statement from either one o’ you guys, and, and, if so, does next year start to look significantly better? A little bit better? What do you think?
Mactas:
I, I think we see the same kind of signs that you hear people talking about, in terms of, uh, positive signals. Uh, I don’t, uh, fashion myself an economic prognosticator...
McShane:
Yeah.
Mactas:

...so, I, I wouldn’t predict when the economy’s gonna turn around, uh, but we are seeing some signs of, at least, stabilization, and the reverberations, uh, and instability settling down a bit.
McShane:
And how do you measure that, John, in your business? What do you look for, specifically, to say, “All right, now we’re startin’ to see things turn; maybe the worst is behind us”?
Haley:
Well, we almost have to look at this—we, we have a, a number of lines of business, and we almost have to dissect it to get to down to the individual level. The, uh, the business, uh, retirement business, which is roughly fifty percent of, uh, our firm’s business, that’s something that tends to do well even throughout the, uh, downturn. The, uh, um, organizational effect of this piece is much more project-oriented and subject to cancellation. We do, uh, investment consulting, helping, uh, funds pick the managers that they’re going to use. That business took a beating last year, but is already seeing a recovery start.
McShane:
All right. Um, John and Mark, good luck with everything. Thanks for coming in. A true merger of equals, it looks like, so we’ll see how, uh, things play out, but good luck to both o’ you guys.
Mactas:
Thanks very much.
McShane:
Towers Watson, right? That’ll be the name?
Haley:
Towers Watson.
McShane:
All right.

FORWARD-LOOKING STATEMENTS
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the anticipated leadership positions for Towers Watson if the transaction closes. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
This communication was released on June 30, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION. You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.
Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company will be contained in the joint proxy statement/prospectus which will be filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.